Filer:  Inprise Corporation
                     Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 0-16096

 On February 7, 2000, Inprise Corporation posted the following FAQ on its web site:


                                    FAQ

 Q - Why is Corel merging with Inprise/Borland? Why now?

 A - There are several areas in which the two companies complement each other, allowing the combined organization to develop and provide more and better products to a much wider global customer base.

 Corel is one of the world's largest developers of business productivity, graphics and operating systems solutions. It is also the Linux market leader, providing a single source for end-to-end solutions encompassing all major platforms as well as a range of productivity applications, development tools, and professional services. Corel also became the first company to offer a Linux operating system specifically developed for the desktop market and continues to develop a range of applications to run on Linux. Its 50 million strong global customer base primarily includes individual consumers and small- and medium-sized enterprises.

 Inprise/Borland is a leading provider of Internet access infrastructure and application development tools and services. Inprise/Borland has a strong focus on the enterprise and developer markets, with a concentration on the server environment. Inprise/Borland has the support of 5 million developers and has a customer base that includes several very large global companies, as well value added resellers worldwide.

 The two companies share a dedication to innovation, high quality products and services, and a commitment to providing solutions for the Linux environment. With what will be one of the largest teams of Linux developers, the combined organization will be able to accelerate its delivery of more powerful solutions, positioning it to become the recognized market leader. In fact, the two companies together create a Linux powerhouse, offering a single source for end-to-end solutions encompassing all major platforms as well as a range of productivity applications, development tools, and professional services.

 Q - How are the two companies going to work together?

 A - The merging companies bring complementary technology and product capabilities to complementary markets. The synergies generated by this balance provide opportunities to develop a full range of new and better products for wider customer bases.

 The merger will create:

 o    An outstanding customer base - combining Corel's 50 million users and
 o    Inprise/Borland's 5 million developers worldwide;
 o First mover advantage - the new organization will be the first player in the Linux market space with a complete end-to-end Linux offering, which places it in a dominant position in an emerging market;
 o Technological leadership - Corel is an industry leader based on the number of dedicated Linux developers and resources. Corel will now have the ability to leverage the combined technological strengths of the two teams, and allow for cross integration in complementary products. This will enable Corel to deliver powerful solutions, faster;
 o Top Linux team and management - Corel's President and CEO Dr. Michael Cowpland will lead the new executive team and Inprise/Borland's Dale Fuller, will become Chairman of Corel's Board of Directors. Combined, Corel and Inprise/Borland's partnerships will accelerate bringing Linux products and services to market faster;
 o Extensive industry relationships - Corel has established strong partnerships with many emerging Linux companies, as well as the support of the world's major technology
 o Original Equipment Manufacture (OEM) vendors. _ Inprise/Borland brings extensive relationships with major global enterprise customers and strategic vendor partnerships;
 o Strong balance sheet - the financial position of the merged company will be stronger and include cash assets of over US$200 million;
 o Linux and Windows - Corel will continue to support and pursue new technologies - like Linux - to offer its customers greater flexibility and choice. With Corel's experience in the Windows world, it is uniquely positioned to bridge the Windows-Linux gap and deliver the best of both worlds to its customers.

 Q - What will be the impact of the merger on employees? Will the operation of the new Corel change?

 A - The first steps to be taken following the completion of the merger will be to facilitate the integration of the various management, technical, sales and marketing and administrative teams to minimize disruptions while creating an even better organization to serve our combined customer base. One of the greatest strengths of this merger evolves from the fact that, for two large organizations, there is relatively little overlap in operations. As is always the case in any merger, however, there will be some duplication of efforts. Actual impacts will not be known before the approximately 60 to 90 day period needed before the merger takes is completed.

 Q - Is Corel changing its Linux focus from the desktop to the server?

 A - Corel continues to be very committed to the Linux desktop market. With the merger, Corel becomes a Linux powerhouse, offering a single source for end-to-end solutions. Corel recognizes the tremendous potential of Linux and brings extensive expertise to the Linux market with over a decade of Windows applications development.

 Q - Is Corel now a Linux company?

 A - While Linux is an integral part of its business, Corel will continue to focus on and grow its markets across existing and emerging platforms, including Windows, Linux, Macintosh and Solaris.

 Q - Does Corel have the infrastructure in place to deal with such a merger given the recent announcement of some of its Executives leaving and plans for restructuring?

 A - Corel has an Executive Leadership Team in place that is strong, dedicated and experienced. The team includes both members with essential corporate history and knowledge and new members who bring fresh and exciting ideas to the table. Corel has a solid infrastructure and processes in place to deal with the merger.

 Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Inprise Corporation and Corel Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available)

 and other documents filed by Inprise Corporation and Corel Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Inprise Corporation by directing such request to: Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention:
 Investor Relations, telephone:  (831) 431-1000, e-mail:
 investor@inprise.com.

                                  * * *

 Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Inprise Corporation and Corel Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Inprise Corporation and Corel Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Inprise Corporation by directing such request to: Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention:
 Investor Relations, telephone: (831) 431-1000, e-mail:
 investor@inprise.com.